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                                                             EXHIBIT 1.A(11)

                     SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

                           DESCRIPTION OF ISSUANCE, TRANSFER
                             AND REDEMPTION PROCEDURES FOR
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                          Pursuant to Rule *6e-3(T) (b) (12) (iii)


This document sets forth the administrative procedures that will be followed by Sun Life Assurance Company of Canada (U.S.), ("Sun Life" or the "Company"), in connection with the issuance of a Flexible Premium Variable Life Insurance Policy, (the "Policy"), the transfer of assets held thereunder, and the redemption by Owners of their interests in such Policy.

I.  PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF POLICIES

A.  Application, Underwriting and Initial Premium Processing

To purchase a Policy, an application must be submitted to our Principal Office so that we may follow certain underwriting procedures designed to determine the insurability of the proposed Insured. We offer the Policy on a regular (medical) underwriting, simplified underwriting, and guaranteed issue basis (each such basis is referred to as an underwriting Class). The proposed Insured generally must be less than 81 years old for medical issue, 76 years old for simplified issue, and 71 years old for guaranteed issue underwriting classes. Medical and simplified issue policies may require medical exams and further information before the proposed application is approved. Availability of guaranteed issue policies must be pre-approved based on information the Owner provides on a master application along with specific requirements which must be met by all members of the group of proposed Insureds. Proposed Insureds must be acceptable risks based on our underwriting limits and standards. A policy cannot be issued until the underwriting process has been completed to our satisfaction and we reserve the right to reject an application that does not meet our underwriting requirements or to "rate" an insured as a substandard risk, which will result in the charging of increased Monthly Cost of Insurance charges and/or flat extra charges.

The applicant must specify certain information in the application including the Specified Face Amount, the APB Rider Face Amount, the death benefit compliance test and the death benefit option.

The Specified Face Amount must not be below the Minimum Specified Face Amount which is generally $5,000. The Policy can be issued with an APB Rider, which provides additional life insurance coverage, annually renewable to Attained Age 100, on the life of the Insured. The sum of the Specified Face Amount and the APB Rider Face Amount, the Total Face Amount, must not be below the Minimum Total Face Amount which is generally $50,000.

The Policy must satisfy either of two death benefit compliance tests in order to qualify as life insurance under Section 7702 of the Internal Revenue Code: the Cash Value Accumulation Test or the Guideline Premium Test. Each test effectively requires that the Policy's Death Benefit must always be equal to or greater than the Account Value multiplied by a certain percentage (the "Death Benefit Percentage"). Thus, the Policy has been structured so that the Base Death Benefit may increase above the Specified Face Amount in order to comply with the applicable test. The death benefit compliance test may not be changed.

The Policy provides the following two death benefit options for determining the Base Death Benefit:

Option A - Specified Face Amount. The Base Death Benefit is the greater of the Specified Face Amount, or the Account Value multiplied by the applicable Death Benefit Percentage.

Option B - Specified Face Amount Plus Account Value. The Base Death Benefit is the greater of the

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Specified Face Amount plus the Account Value, or the Account Value multiplied
by the applicable Death Benefit Percentage.   Option B is not available if
the death benefit compliance test is the Cash Value Accumulation Test.

Pending approval of the application, any initial Premium will be held in our General Account without interest. However, we may credit interest on these amounts on certain group cases. Upon approval of the application, the Policy on the life of the Insured will be issued to the Owner. The Minimum Premium is due and payable as of the Issue Date. The Effective Date of Coverage for the Policy, which initially is the Investment Start Date, will be the later of the Issue Date, the date we approve the application for the Policy, or the date a premium is paid equal to or in excess of the Minimum Premium. If an application is not approved, any Premium payment will be returned promptly.

Net premium is first allocated to the Policy to the separate account on the Investment Start Date. During the Free Look Period, the Company will allocate net premiums received to the sub-account of the Sun Life Assurance Company of Canada (U.S.) Variable Account G (the "Separate Account") that invests in the Money Market Fund of Fidelity. Upon expiration of this period, the account value in that sub-account will be transferred to the sub-accounts of the Separate Account in accordance with the Owner's allocation instructions. Where state law does not require a refund of premiums paid when a Policy is returned under the right to examine Policy, initial net premiums received under the Policy will be allocated in accordance with the allocation specified by the Owner.

B.  Premium Payments

Premiums for the Policies will not be the same for all owners of Policies.
An initial premium, together with a completed application satisfactory to the Company, must be received by the Company before a Policy will be issued. The Company requires that the initial premium for a Policy must be at least equal
to the Minimum Premium for the Policy.   The Minimum Premium is the amount
specified for each Policy based on the requested Total Face Amount, issue age, sex and class of the Policy.

All Premium payments are payable to us, and should be mailed to our Principal Office. The Owner is not required to make Premium payments according to a fixed schedule, but he or she may select a planned periodic Premium schedule and corresponding billing period, subject to our Premium limits. In general, the billing period must be annual or semi-annual. We will send reminder notices for the planned periodic Premium at the beginning of each billing period. However, the Owner is not required to pay the planned periodic Premium; he or she may increase or decrease Premium payments, subject to our limits, and may skip a planned payment or make unscheduled payments. The Owner may change the planned payment schedule or the billing period, subject to our approval. Depending on the investment performance of the Sub-Accounts selected, the planned periodic Premium may not be sufficient to keep the Policy in force, and the Owner may need to change the planned payment schedule or make additional payments in order to prevent termination of the Policy.

The Company reserves the right to limit the number of Premium payments we accept on an annual basis. No Premium payment may be less than $100 without our consent, although we will accept a smaller Premium payment if it is necessary to keep a Policy in force. We reserve the right not to accept a Premium payment that causes the Base Death Benefit to increase by an amount that exceeds the Premium received. Evidence of insurability satisfactory to us may be required before we accept such a Premium.

If the death benefit compliance test specified is the Guideline Premium Test, we will not accept Premium payments that would cause the Policy to fail to qualify as life insurance under that test. The maximum Premium limit for each year is the largest Premium that can be paid such that the sum of all Premiums paid will not exceed the limitations referred to in Section 7702 of the Internal Revenue Code, or any successor provision. Maximum Premium limits for each year will be shown in an annual report. If a Premium

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payment is made in excess of these limits, we will accept only that portion of the Premium within those limits, and will refund the remainder. No such maximum Premium limitations apply under the Cash Value Accumulation Test.

At the time a Premium is received that would cause the Policy to become a Modified Endowment Contract, the Company will so notify the Owner and will not credit the Premium unless it has received specific instructions from the Owner to do so. If such instructions are not received within 24 hours of notification to the Owner, the Premium will be immediately returned.

A Policy will remain in force so long as the account value less Policy Debt is sufficient to pay the Policy deductions. Thus, the amount of a premium, if any, that must be paid to keep the Policy in force depends upon the account value of the Policy, which in turn depends on such factors as the investment experience and the monthly cost of insurance, the monthly expense charge, and the daily risk percentage deduction. The cost of insurance rate utilized in computing the cost of insurance will not be the same for each insured. The chief reason is that the principle of pooling and distribution of mortality risks is based on the assumption that each insured incurs an insurance rate commensurate with his or her mortality risk which is actuarially determined based on such factors as attained age, sex (except under unisex policies), and class. Accordingly, while not all insureds will be subject to the same cost of insurance rate, there will be a single rate for all insureds in a given actuarial category.

Current cost of insurance rates will be determined by the Company based upon expectations of future experience with respect to mortality, persistency, interest rates, expenses and taxes. The cost of insurance rates are guaranteed not to exceed rates set based on the 1980 CSO Mortality Tables. The Policies will be offered and sold pursuant to established mortality structure and underwriting standards and in accordance with state insurance laws.

II.  REDEMPTION PROCEDURES:  SURRENDER AND RELATED TRANSACTIONS

Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a redemption transaction. The summary shows that because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

A.  Surrenders and Partial Surrenders

The Owner may surrender this Policy for the Cash Surrender Value at any time by sending a written request to the Company. The amount available for surrender is the Cash Surrender Value at the end of the valuation period during which the surrender request is received. The Cash Surrender Value is the Account Value, decreased by the balance of any outstanding Policy Debt, increased by the Sales Load Refund at Surrender, if any. Coverage under a Policy will terminate as of the date of surrender.

The Owner may make a Partial Surrender of this Policy once each Policy Year after the first Policy Year by written request to the Service Center. The maximum amount of any Partial Surrender is the Account Value decreased by the
balance of any outstanding Policy Debt.   Unless the Owner provides evidence
satisfactory to the Company that the Insured is still an acceptable risk based on our underwriting limits and standards, the Total Face Amount will be reduced to the extent necessary so that the Death Benefit less the Account Value immediately after the Partial Surrender, does not exceed the Death Benefit less the Account Value immediately before the Partial Surrender.

If the Owner provides such evidence, then he or she will have the option of keeping the Death Benefit equal to what it was immediately prior to the Partial Surrender. The Specified Face Amount remaining in force after the Partial Surrender must be no lower than the minimum Specified Face Amount which is generally $5000. A Partial Surrender may not decrease the Policy's Total Face Amount to an amount less

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than the minimum Total Face Amount which is generally $50,000.

The Owner may allocate the Partial Surrender among the Sub-Accounts of the Variable Account. If the allocation is not specified, then the Partial Surrender will be allocated among the Sub-Accounts in the same proportion that the Account Value of each Sub-Account bears to the aggregate Account Value of all Sub-Accounts on the date of Partial Surrender.

Amounts payable from the Separate Account upon surrender or partial surrender will ordinarily be paid within seven days of receipt of the written request.

B.  Changes in Face Amount

After the end of the first Policy Year, the Owner may change the Specified Face Amount and, if it is part of the Policy, the APB Rider Face Amount. Unless otherwise specified, a change in the Policy's Total Face Amount will first be applied, to the extent possible, to the APB Rider Face Amount. The Owner must send a request for a change to our Service Center, in writing. The Effective Date of Coverage for changes is:

        - for any increase in coverage, the Monthly Anniversary Day that falls on or next follows the date we approve the supplemental application for such increase, and

        - for any decrease in coverage, the Monthly Anniversary Day that falls on or next follows the date we receive your request.

The Specified Face Amount may not decrease to less than the minimum Specified Face Amount. A decrease in Specified Face Amount or APB Rider Face Amount may not decrease the Policy's Total Face Amount to an amount less than the
minimum Total Face Amount.   A decrease in face amount will be applied to the
initial face amount and to each increase in face amount in the following order:

        -  first, to the most recent increase;

        - second, to the next most recent increases in reverse chronological order; and

        -  finally, to the initial face amount.

An increase in the face amount is subject to our underwriting rules in effect at the time of the increase. The Owner may be required to submit evidence of the Insured's insurability satisfactory to us.

C.  Change in Death Benefit Option

If the death benefit compliance test chosen is the Guideline Premium Test, then the death benefit option may be changed either from Option A to Option B, or from Option B to Option A. If the death benefit compliance test chosen is the Cash Value Accumulation Test, only Option A is available, and the death benefit option may not be changed. Changes in the death benefit option are subject to our underwriting rules in effect at the time of change. Requests for a change must be made in writing to our Service Center. The effective date of the change will be the Policy Anniversary on or next following the date of receipt of the request.

If the death benefit option change is from Option B to Option A, the Specified Face Amount will be increased by the Account Value. If the death benefit option change is from Option A to Option B, the Specified Face Amount will be reduced by the Account Value. In either case, the amount of the Base Death Benefit at the time of change will not be altered, but the change in death benefit option will affect

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the determination of the Base Death Benefit from that point on.


D.  Benefit Claims

While the Policy remains in force, the Company will pay a death benefit to the named beneficiary in accordance with the designated death benefit option within seven days after receipt in its home office of due proof of death of the insured. Payment of death benefits may be postponed under certain circumstances, such as the New York Stock Exchange being closed for reasons other than customary weekend and holiday closings.

The amount of the death benefit is determined at the end of the valuation period during which the insured dies. The amount of the death benefit will never be less than the Total Face Amount of the Policy. The amount paid, the Policy Proceeds, equals the amount of the Base Death Benefit decreased by the amount of any outstanding Policy Debt, and increased by the amounts payable under any APB Rider Death Benefit and any other supplemental benefits.

The amount of coverage under the APB Rider, the APB Rider Death Benefit, is initially the APB Rider Face Amount that is specified in the application. Subsequently, the amount of the APB Rider Death Benefit is adjusted automatically by the Company; if the Base Death Benefit under the Policy exceeds the Specified Face Amount (or for death benefit Option B, the Specified Face Amount plus Account Value) as a result of an increase in Account Value, the APB Rider Death Benefit will be reduced by an equivalent amount, under the formula set forth below.

The APB Rider Death Benefit is the greater of zero or the result of (a) less
(b) where:

        (a)  is the APB Rider Face Amount, and

        (b)  is the excess, if any, of the Base Death Benefit over

             - the Specified Face Amount for death benefit Option A policies, or

             - the Specified Face Amount plus the Account Value for death benefit Option B policies.

If the insured is living on the date of maturity (the Policy Anniversary on which the insured reaches attained age 100), the Company will pay in a lump sum the cash surrender value of the Policy.

E.  Policy Loans

The Owner may request a Policy loan of up to 90% of the Account Value, decreased by the balance of any outstanding Policy Debt on the date the Policy loan is made. Any amount due to an Owner under a loan ordinarily will be paid within seven days after the Company receives a loan request at its home office, although payments may be postponed under certain circumstances.

Account Value equal to the amount of the Policy loan will be transferred from the Sub-Accounts to the Loan Account as security for the loan on the date the Policy loan is made. The Owner may allocate the Policy loan among the Sub-Accounts for this transfer. If the allocation is not specified, then the Policy loan will be allocated among the Sub-Accounts in the same proportion that the Account Value of each Sub-Account bears to the aggregate Account Value of all Sub-Accounts immediately prior to the loan. Account value transferred to the loan account will earn interest at an annual rate of 4%.

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Interest on the Policy loan will accrue daily at the Policy loan interest rate of 5% in Policy Years one through ten and 4.25% thereafter. This interest shall be due and payable to us in arrears on each Policy
Anniversary. Any unpaid interest will be added to the principal amount as an additional Policy loan and will bear interest at the same rate and in the same manner as the prior Policy loan.

All funds we receive from the Owner will be credited to the Policy as Premium unless we have received written notice, in form satisfactory to us, that the funds are for loan repayment. Loan repayments will first reduce the outstanding balance of the Policy loan and then accrued but unpaid interest on such loans. We will accept repayment of any Policy loan at any time before Maturity. The amount of the loan repayment up to the outstanding balance of the Policy loan will be transferred from the Loan Account to the Sub-Accounts. The Owner may allocate the loan repayment among the Sub-Accounts. If the allocation is not specified, then the loan repayment will be allocated among the Sub-Accounts in the same proportion that the Account Value of each Sub-Account bears to the total Account Value less the Loan Account immediately prior to the loan repayment.

III TRANSFERS

Subject to the Company's rules as they may exist from time to time and to any limits that may be imposed by the Funds, including those set forth in the Policy, the Owner may at any time transfer to another Sub-Account all or a portion of the Account Value allocated to a Sub-Account.

All requests for transfers must be made to the Service Center. The Company will make transfers pursuant to a valid written or telephone request received by the Service Center. Telephone requests will be honored only if the Company has a properly completed telephone authorization form for the Owner on file. The Company and its agents and affiliates will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will use reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedures followed for transactions initiated by telephone include requirements that the Owner identify himself or herself by name and identify a personal identification number. For additional protection, all changes in allocation percentages by telephone may be recorded.

Transfers may be requested by indicating the transfer of either a specified dollar amount or a specified percentage of the Sub-Account's value from which the transfer will be made. If a transfer is based on a specified percentage of the Sub-Account's value, that percentage will be converted into a request for the transfer of a specified dollar amount based on application of the specified percentage to the Sub-Account's value at the time the request is received.

These transfer privileges are subject to the Company's consent. The Company reserves the right to impose limitations on transfers, including, but not limited to: (1) the minimum amount that may be transferred; and (2) the minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account. In addition, transfer privileges are subject to any restrictions that may be imposed by the Funds.

IV.  REFUNDS

A.   Free Look Period

The Policy has a "Right to Return" provision, which gives certain cancellation rights. If the Owner is not satisfied with the Policy, it may be returned by delivering or mailing it to our Principal Office or to the agent from whom the Policy was purchased within 20 days from the date of receipt (unless a different period is applicable under state law) or within 45 days after the application is signed, whichever period ends later (the "Free Look Period").

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A Policy returned under this provision will be deemed void from the beginning. The Owner will receive a refund equal to the sum of (1) the difference between any Premium payments made, including fees and charges, and the amounts allocated to the Variable Account, (2) the value of the amounts allocated to the Variable Account on the date the cancellation request is received by the Company or its agent from whom the Policy was purchased, and
(3) any fees or charges imposed on amounts allocated to the Variable Account.

However, certain states provide for a full refund of premiums. If the Policy provides for a full refund under its "Right to Return" provision, the Owner will receive a refund of all Premium payments made, with no adjustment for investment experience.

B.  Conversion Privilege

The Owner may convert the Policy into a flexible premium universal life policy offered by Sun Life Assurance Company of Canada during the first 24 months after the Issue Date while the Policy is in force. Choice of a new policy is subject to the Company's approval and will be restricted to those policies that offer the same Class and rating as the Policy. The new policy will be issued without evidence with the same Class and rating as the Policy. The conversion provision does not apply to the APB Rider, if any, or to any supplemental benefits that may be attached to the Policy.

C.  Suicide

In most states, if the Insured, whether sane or insane, commits suicide within two years after the Issue Date, the Company will not pay any part of the Policy Proceeds. The Company will refund the Premiums paid, less the amount of any Policy Debt and any Partial Surrenders.

D.  Incontestability Clause

All statements made in the Application or in a supplemental application are representations and not warranties. The Company relied on these statements when approving the issuance, increase in face amount, increase in Base Death Benefit over Premium paid, or change in death benefit option of the Policy. No statement can be used by the Company in defense of a claim unless the statement was made in the application or in a supplemental application. In the absence of fraud, after the Policy has been in force during the lifetime of the Insured for a period of two years from its Issue Date, the Company cannot contest it except for non-payment of Premiums in accordance with the Insufficient Value provision. However, any increase in the Total Face Amount which is effective after the Issue Date will be incontestable only after such increase has been in force during the lifetime of the Insured for two years from the effective date of such increase. Any increase in Base Death Benefit over Premium paid or increase in Base Death Benefit due to a death benefit option change will be incontestable only after such increase has been in force during the lifetime of the Insured for two years from the date of the increase.

E.  Misstatement of Age or Sex

If the age or (in the case of a Non-Unisex Policy) sex of the Insured is stated incorrectly in the Application, the amounts payable by the Company will be adjusted as follows:

     - Misstatement discovered at death: The Death Benefit will be that which would be purchased by the most recently charged Monthly Cost of Insurance rate for the correct age or (for a Non-Unisex Policy) sex.

     - Misstatement discovered prior to death: The Account Value will be recalculated from the Issue Date using the Monthly Cost of Insurance rates based on the correct age or (for a

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        Non-Unisex Policy) sex.











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